U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003
Commission File Number 1-31722

DRC RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5
(604) 687-1629
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

Clarification of Afton Project Study as Scoping Study

Vancouver, B.C., October 16, 2003 - DRC Resources Corporation ("DRC" or the "Company") (TSX:DRC) wishes to clarify its news release of October 8th, 2003 concerning the recently completed study of the Company's Afton Project near Kamloops, B.C. The October 8th release referred to a pre-feasibility study that will be withdrawn following review and discussions with the provincial regulators concerning a component of inferred resources. The Behre Dolbear study will be amended and re-classified as a scoping study to reflect the incorporation of inferred resource in the mine plan. The inclusion of inferred resources in a pre-feasibility study is generally not acceptable under NI 43-101, section 2.3(1) (b).

The change in description recognizes that: (a) the Scoping Study is a preliminary assessment, (b) "inferred" category resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and (c) there is no certainty that the economic evaluation contained in the Scoping Study will be realized.

The limitations of the Scoping Study, include: (1) capital cost estimates that have a '+/- 25 percent' level of accuracy, (2) a substantial underground exploration program that must be carried out at an estimated $14 million cost to upgrade inferred resources to "indicated" or "measured" category and the Project to feasibility status, and (3) permitting applications and procedures have yet to be commenced.

 The economic evaluation contained in the Scoping Study will continue to be based on a 9,000 tonne per day panel (block) cave simulation carried out by Metalica S.A., Chilean block cave consultants, under the supervision of the Behre Dolbear Qualified Person, James A Currie, P.Eng, who prepared the Scoping Study.

The Scoping Study is expected to be released by Behre Dolbear and posted to SEDAR as soon as appropriate.

Reference: Afton Copper-Gold Project Scoping Study prepared by Behre Dolbear & Company Ltd., October 2003.

On behalf of the Board of Directors

"John H. Kruzick"

President and Chief Executive Officer

For further information on DRC Resources and the Afton Project, please contact:

DRC Resources Corporation
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Shares Issued: 9,244,766 Common
U.S. Rule 12g3-2(b) Exemption
Standard & Poor's Exemption
CUSIP Number: 233296

CAUTIONARY NOTE:

DRC Resources Corporation's shares trade on the Toronto Stock Exchange (TSX: DRC). The TSX has neither approved nor disapproved the form or content of this release.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. "Mineral Resources" are not "Mineral Reserves" and do not have demonstrated economic viability.

Note to U.S. Investors. While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of the potential of the Company's properties and expectation of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)
Date: November 26, 2003	By:	/s/ John Kruzick
John Kruzick, President/Director